Exhibit 1

                                                                                                                 Company Contact:
                                                                                                                 CHARLES E. TRIANO
                                                                                                                 Vice President-Investor Relations
                                                                                                                 Forest Laboratories, Inc.
                                                                                                                 909 Third Avenue
                                                                                                                 New York, NY 10022
                                                                                                                 (212) 224-6714
                                                                                                                 charles.triano@frx.com

FOREST LABORATORIES TO EXCEED FISCAL 2005 SECOND AND THIRD QUARTER MEAN EARNINGS PER SHARE ESTIMATES

NEW YORK, October 4, 2004 ---- Forest Laboratories, Inc. (NYSE:FRX), an international pharmaceutical manufacturer and marketer, today announced that it expects its performance for the fiscal 2005 second quarter ended September 30, 2004 to exceed current consensus estimates. The Company projects that diluted earnings per share will exceed the current First Call mean estimate of $0.63 per share by approximately 20%. In the second quarter of last fiscal year Forest earned $0.49 per share.

The Company indicated that the principal reason for the better than anticipated performance in the quarter is strong net sales volume of approximately $850 million. Sales of its antidepressant franchise were approximately $670 million with Lexapro® sales of approximately $415 million and Celexa® sales of approximately $255 million. Namenda® sales amounted to approximately $80 million. Inventory levels for the Company's products remained stable at the wholesaler and distributor level.

Other income for the quarter included the first co-promotion earnings from Sankyo of approximately $12 million on the shared profits of Benicar®. This payment is based upon a partial quarter of profitability following recovery by Sankyo of cumulative expenses related to the development, launch, and marketing of the product.

Research and development expense in the quarter was approximately $65 million and includes a payment to Glenmark Pharmaceuticals pursuant to the collaboration agreement announced during the quarter.

The Company also indicated that in the absence of a generic version of Celexa during its fiscal third quarter ending December 31, 2004, earnings per share for that quarter will also exceed the current mean estimate of $.65 per share and be comparable to earnings per share in the fiscal second quarter.

Forest plans to issue its second quarter fiscal 2005 earnings on Monday, October 18, 2004 and will hold an investor conference call to discuss the results.

About Forest Laboratories and Its Products

Forest Laboratories' growing line of products includes: Namenda® (memantine HCl), an N-methyl-D-aspartate (NMDA)-receptor antagonist indicated for the treatment of moderate to severe Alzheimer's disease; Lexapro® (escitalopram oxalate), an SSRI antidepressant indicated for the initial and maintenance treatment of major depressive disorder and for generalized anxiety disorder; Celexa® (citalopram HBr), an antidepressant; Benicar® * (olmesartan medoxomil), an angiotensin receptor blocker indicated for the treatment of hypertension; Benicar HCT™ (olmesartan medoxomil hydrochlorothiazide), an angiotensin receptor blocker and diuretic combination product indicated for the second-line treatment of hypertension; Campral® (acamprosate calcium), a glutamate receptor modulator, indicated for the maintenance of abstinence from alcohol in patients with alcohol dependence who are abstinent at treatment initiation when used in combination with psychosocial support; Aerobid® (flunisolide), an inhaled steroid indicated for the treatment of asthma; and Tiazac® (diltiazem HCl), a once-daily diltiazem, indicated for the treatment of angina and hypertension.

*Benicar® is a registered trademark of Sankyo Pharma, Inc.

Except for historical information contained herein, this release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties that affect our business, including risk factors listed from time to time in the Company's SEC reports, including the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2004, and Quarterly Reports on Form 10-Q for the period ending June 30, 2004. Actual results may differ materially from those projected.

Source: Forest Laboratories, Inc.